HEALTHAXIS, INC.
7301 North State Highway 161, Suite 300
Irving, TX 75039

September 13, 2006

Mark P. Schuman
Branch Chief-Legal
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	Healthaxis Inc. Amendment No. 1 to Registration Statement on Form S-3 Filed June 30, 2006 File No. 333-126146

Dear Mr. Schuman

Set forth below are the responses of Healthaxis Inc. (the “Company”) to the Commission’s comment letter dated July 31, 2006. Where appropriate, we have included references to Amendment No. 2 to the Registration Statement on Form S-3 (the "Registration Statement"), which we have concurrently filed with the Commission.

For your convenience, the Commission’s comments have been repeated herein, with the Company’s response immediately following each of the Commission’s comments and highlighted in bold font.

Form S-3/A

General

1.	We note that you did not provide the staff with a version of your amended registration statement marked to show changes. Please ensure that you file a black-lined version on Edgar with your next amendment. See Rule 472(a) of Regulation C and Item 310 of Regulation S-T.

The Company apologizes for its failure to include a marked copy showing all changes with its last filing. A marked copy showing all changes made to the Registration Statement from the last filing is being filed with the Commission concurrently with the transmission of this letter.

2.	We note the acknowledgements included in the closing of your response letter dated June 30, 2006. However, your acknowledgments are not identical to those requested in our prior comment letter dated July 28, 2005. In the event you request acceleration of the effective date of this registration statement, you should furnish a letter at the time of such request acknowledging that:

o	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company duly notes the Staff’s instruction in this regard and will include the acknowledgments referenced above at such time as it requests acceleration of the effective date of the Registration Statement.

Table of Contents

3.	Please move the paragraph titled “Special Note Concerning Forward-Looking Statements” to a section of the prospectus not subject to the plain English requirements of Rule 421(d).

The referenced paragraph has been moved to a new section on page 5 of the Registration Statement titled “Special Note Concerning Forward-looking Statements,” which section is not subject to the plain English requirements of Rule 421(d).

Summary
Recent Developments, page 1

4.	We note the disclosure added to this section in response to prior comments of our letter dated July 28, 2005. However, this section should be a brief overview of information found elsewhere in the prospectus and conform to the plain English requirements of Rule 421(d). Moreover, it is unclear why you refer to agreements and transactions entered into over 14 months ago as “recent developments.” Please revise your summary to disclose only the most material aspects of this offering and your business and move your detailed disclosure on the Securities Transactions and the associated transaction documents to an appropriate section of the prospectus.

As suggested, the “Summary” section has been revised to provide a plain-English summary disclosure of only the most material aspects of the Company’s business and of the offering, and the detailed disclosure relating to the Securities Transactions and associated documents and arrangements has been moved to pages 7-14 of the

Registration Statement under the subheading “Selling Shareholders—Material Relationships and Transactions With Selling Shareholders.” The Securities Transactions and associated documents and arrangements are no longer referred to as “Recent Developments.”

5.	We note your statement that all summaries of the transaction agreements are qualified by reference to the complete text of those agreements. Please remove this qualification as investors are entitled to rely upon the disclosure contained in the prospectus and revise to state that your disclosure provides a materially complete description of the transaction documents. We will not object to text in the summary that that appropriately refers the reader to the more complete information that is contained in the body of the prospectus.

The referenced qualifying language has been removed and the Company has included on page 7 under “Selling Shareholders—Material Relationships and Transactions with Selling Shareholders” revised disclosure indicating that the transaction agreement summaries provide “a materially complete description” of such agreements. Further, the Company has included a reference to the Form 8-K filing with the Commission that contains complete copies of such agreements.

The Purchase Agreement, page 1

6.	We also note that the Purchase Agreement contains representations and warranties that are qualified by confidential disclosure schedules and that shareholders are informed they should not rely on the representations and warranties as characterizations of the complete state of facts with respect to such matters. Why is necessary or appropriate to refer to these technical provisions of the purchase agreement in the summary description. It appears that any discussion of the representations and warranties contained in the agreement should be limited to the description of prior transactions with the selling shareholders that is provided as part of the body of the prospectus. Please tell us why the detailed discussion of the representations and warranties may be material interest to investors in the proposed offering. Since performance under the purchase agreement appears to have occurred, the significance of the detailed discussion of the representations and warranties is unclear.

The Company agrees with the Staff’s suggestions that a detailed discussion of the representations and warranties contained in the Purchase Agreement is not of material interest to investors in the proposed offering. Accordingly, on page 7 under the subheading “Selling Shareholders—Material Relationships and Transactions with Selling Shareholders” the Company has revised the related disclosure to indicate only that the representations and warranties included in the Purchase Agreement are consistent with those typically found in agreements of this nature.

The Warrants, page 2

7.	Revise to define “the Expiration Date.” Revise also to provide disclosure regarding the impact, if any, on the voluntary or compelled exercise of the Warrants due to the shares of common stock underlying the warrants not being registered for public resale. Consistent with a comment above, the detailed discussion of conditions precedent to a forced exercise of the warrants in the summary does not appear to satisfy the requirements of Rule 421(d). Please move information of that type to the section of the body of the prospectus where you describe the transactions with selling security holders and the transactions with those persons.

As requested, revised disclosure is provided on page 8 of the Registration Statement explaining that in light of current circumstances it is not yet possible to know the exact “Expiration Date” of Warrant #1. Disclosure is also provided with respect to the related impact that this uncertainty has upon the exercise of Warrant #1. The detailed discussion of conditions precedent to the forced exercise of Warrant #1 is now set forth under the subheading “Selling Shareholders—Material Relationships and Transactions with Selling Shareholders,” to which the plain English requirements of Rule 421(d) do not apply.

The Registration Rights Agreement, page 4

8.	We note your statement that “The Company has used its best efforts to have this registration statement declared effective, and expects to continue to use its best efforts to register for resale all shares issued or issuable upon exercise of the Warrants.” Expand to state briefly the basis for the view that best efforts have been applied, despite the lapse in time between your receipt of comments concerning this registration statement and the filing of the response to those comments. Tell us if you have incurred any penalties or could incur penalties due to the lapse between the receipt of comments and the filing of an amendment or as a consequence of the failure to obtain effectiveness of a registration statement for the securities. In this respect, we it appears that Section 2(a)(ii) of the Registration Rights Agreement requires that you use your best efforts to cause a registration statement to be declared effective as promptly as possible, but within what appears to be 120 days following the filing of the resale registration statement.

Expanded disclosure is provided on page 11 of the Registration Statement stating briefly the Company’s view that it has exercised its best efforts to have this Registration Statement declared effective. The Company supplemently advises the Staff that the Registration Rights Agreement governing the Company’s obligations with respect to the “registrable securities” does not provide for the imposition of any penalties upon the Company due to the lapse of time between the receipt of comments and the filing of Amendment No. 1 to the Registration Statement or the failure thus far to obtain effectiveness of the Registration Statement.

Risk Factors, page 7

9.	We note your statement in the introduction that “Additional risks not currently known to us or that we currently believe are immaterial may also impair our business operations.” As all known material risks are required to be disclosed, please delete references to unknown or immaterial risks and revise to simply state that this section contains a discussion of all current material risks to investors and your business.

As requested, the quoted statement has been removed from the introduction to “Risk Factors” appearing on page 2 of the Registration Statement. In addition, the introductory language has been revised to delete all references to unknown or immaterial risks and to simply state that the identified risk factors, together with those incorporated by reference, reflect “all of the risk factors of which we are currently aware that may be material to our business or your investment in our common stock.”

The recently consummated transactions with Tak Investments, page 7

10.	Review this subheading to state the specific risk to investors discussed in the text of the risk factor which would appear to be that Tak Investments is able to exert significant influence over your business. Expand the text of the risk factor to clarify the manners in which Tak Investment is able to exert significance influence, to state the level of stock ownership specified in the Investors Rights Agreement, and to explain in greater detail why your relationship with Tak Investments poses a material risk to investors.

As suggested, the referenced Risk Factor subheading has been revised on page 2 of the Registration Statement to reference the specific risks to investors of Tak Investments’ ability to exert significant influence over the Company and its business. Similarly, the text of the Risk Factor has been expanded as requested.

11.	It also appears that the risk posed by Tak Investments’ influence over your business is separate and distinct from the risk posed by your Remote Resourcing Agreement with Healthcare BPO Partners L.P. Consider discussing the specific risk associated with these non-U.S. operations under a separate subheading.

A separate Risk Factor addressing the risks associated with the Remote Resourcing Agreement is now set forth on pages 2-3 of the Registration Statement. In addition, the Risk Factor has been expanded to more specifically describe the risks posed by the Remote Resourcing Agreement.

The registration of the resale of a substantial number of shares…, page 8

12.	Please refer to our prior comment 4 in our letter dated July 28, 2005. We note your revised disclosure regarding concurrent public offerings of your common stock. If Tak Investments or any of its affiliates are eligible to sell shares in these concurrent offerings, revise to disclose this information and the number of shares eligible for resale by these shareholders.

This Risk Factor has been revised on page 3 of the Registration Statement to clarify that neither Tak Investments nor any of its affiliates beneficially own any shares covered by any concurrent public offerings of the Company’s common stock.

Part II

Undertakings, page II-3

13.	Rule 415 and the associated undertaking of Item 512(a) of Regulation S-K were recently amended. Please provide the undertaking set forth in Item 512(a)(5)(i) or (a)(5)(ii) of Regulation S-K, as applicable.

The appropriate undertaking has been added, as requested.

Exhibit 5.1

14.	We note the statement “In connection with the contemplated issuance of the Shares, we have assumed the receipt of proper consideration for the issuance thereof in excess of the par value thereof, and compliance with the terms of the Securities Documents and all applicable laws related to the issuance of the Shares.” Given that 2,222,222 of the shares being offered pursuant to this registration statement are currently outstanding, the purpose of this statement is unclear. We will not object if counsel relies upon the financial statements or certificates of officers that the consideration was received if deemed necessary, but generalized assumptions of this type appear overly broad. Please have counsel revise its opinion to opine separately on the shares currently outstanding versus shares issuable pursuant to other securities.

Counsel to the Company has revised its opinion to narrow its assumptions only to the “Warrant Shares,” and to separately address the issuance of the Issued Shares and Warrant Shares.

Thank you for your consideration of the foregoing responses. Should you have any questions regarding the above responses, please do not hesitate to contact the undersigned at (972) 443-5241.

Sincerely, J. Brent Webb

cc:	John B. McKnight, Esq.